SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                              TIMET Capital Trust I
                           Titanium Metals Corporation
                            (Name of Subject Company)

                                   Valhi, Inc.
                       (Names of Filing Persons (Offeror))

        6 5/8% Convertible Preferred Securities of TIMET Capital Trust I Convertible Preferred Securities Guarantee of Titanium Metals Corporation
                         (Title of Class of Securities)

                             887381408 and 887381309
                      (CUSIP Number of Class of Securities)

                                Steven L. Watson
                      President and Chief Executive Officer
                                   Valhi, Inc.
                              Three Lincoln Centre
                          5430 LBJ Freeway, Suite 1700
                               Dallas, Texas 75240
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:
                               Don M. Glendenning
                                 Toni Weinstein
                            Locke Liddell & Sapp LLP
                          2200 Ross Avenue, Suite 2200
                               Dallas, Texas 75201
                                 (214) 740-8000

                            CALCULATION OF FILING FEE

      Transaction Value *                           Amount of Filing Fee**
        $10,000,000                                        $2,000

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying the $10.00 tender offer price by 1,000,000, the maximum amount of securities to be purchased in the offer.

**   Calculated as 1/50 of 1% of the transaction value.

|X|  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   $2,000                 Filing Party:  Valhi, Inc.
     Form or Registration No.:  Schedule TO           Date Filed:    May 5, 2003

|_| Checkthe box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

|_|  third-party tender offer subject to Rule 14d-1.

|X|  issuer tender offer subject to Rule 13e-4.

|_|  going-private transaction subject to Rule 13e-3.

|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed on May 5, 2003 (the "Schedule TO") by Valhi, Inc., a Delaware corporation ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase up to 1,000,000 6 5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities, liquidation preference $50 per security (the "Securities"), which represent undivided beneficial ownership interests in the assets of TIMET Capital Trust I, a Delaware statutory business trust (the "Trust"), at a purchase price of $10.00 per Security, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 5, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were attached to the Schedule TO as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Securities include the associated guarantee by Titanium Metals Corporation, a Delaware corporation ("TIMET"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase or the Schedule TO.

Item 1.  Summary Term Sheet

     Item 1 of the Schedule TO is hereby amended and supplemented to include the following information:

     The second bullet point in the Summary Term Sheet contained in the Offer to Purchase on Page 1 is amended and restated to read in its entirety as follows:

     o "Valhi, Inc., a Delaware corporation. We may be deemed to be an affiliate of TIMET and the TIMET Capital Trust I, and, along with certain related parties and affiliates, own approximately 42.2% of the outstanding securities of the class that we are offering to purchase and approximately 48.9% of the outstanding shares of common stock of TIMET (approximately 51.7%, assuming full conversion of only such securities we beneficially own into shares of TIMET common stock). See "Section 8. Certain Information Concerning Purchaser."

     The Summary Term Sheet contained in the Offer to Purchase is further amended and supplemented to include the following information:

                                  "RISK FACTORS

          Before deciding whether or not to tender any of your securities, you should consider carefully the following risks and potential disadvantages of the offer:

     We did not obtain a third-party valuation or appraisal and did not determine the terms of our offer through arms-length negotiation.

          We did not base our determination of the terms of our offer on any third-party appraisal or valuation. We established the terms of our offer without any arms-length negotiation. We do not know whether our offer reflects the price that could be realized upon a sale of your securities to another party. You may be able to obtain a higher price for your securities now or in the future from another party.

     Our offer may not represent fair market value.

          There is no established or regular trading market for your securities, and trading in the securities has been limited and sporadic. Our offer does not necessarily reflect the price that you would receive if there was an active trading market for your securities. Such prices could be higher than our offer.

     Our  offer  is  substantially   less  than  the  redemption  value  of  the
     securities.

          The offer is substantially below the redemption price of the securities. While there is no assurance the securities will ever be redeemed, if they were to be redeemed, it would be at a higher price than our offer. We may be deemed to control TIMET and therefore, subject to the financial capability of TIMET, we could take action to cause TIMET to redeem the securities at some future date. However, we do not presently intend to do so.

     Holding your securities may result in greater future value.

          Although we do not believe that a redemption of the securities is currently contemplated, you might receive more value if you retain your securities until such time as the securities are redeemed. Additionally, in the future you may receive a higher value for your securities in market transactions, privately negotiated sales or through subsequent tender offers made by us or other persons.

     We are not making a recommendation with respect to this offer.

          We are not making any recommendation to any holder as to whether to tender securities and are remaining neutral towards the offer. We believe that this is a personal investment decision for each holder. Each holder must make its own investment decision as to whether to tender its securities and, if so, how many securities to tender. Each holder should discuss whether to tender its securities with its financial and tax advisors.

     The sale of your securities is a taxable transaction.

          If your securities are purchased in the offer, your receipt of cash will be a taxable transaction to you for federal income tax purposes. In general, for federal income tax purposes, you will recognize gain or loss equal to the difference between your adjusted basis in the securities (including any accrued and unpaid distributions through the date of purchase pursuant to the offer) and the amount of cash you receive for those securities. However, your tax consequences from the tender of your securities in the offer can be complicated, and you should consult your own tax advisor to understand how the offer will affect you.

     If you tender securities to us in this offer, you will no longer be entitled to distributions.

          If you tender  your  securities  in  response  to our offer,  you will transfer to us all right, title and interest in and to all of the securities we accept, and the right to receive all distributions in respect of such securities on and after the date on which we accept such securities for purchase. Accordingly, for any securities that we acquire from you, you will not receive any future distributions. In addition, no payments will be made in the offer for any distributions that are accrued and unpaid as of the date payment is made for the securities. TIMET has deferred distribution payments on the securities, beginning with the scheduled distribution payment on December 1, 2002. As of May 1, 2003, the total amount of deferred distributions per security was $2.24.

     If we acquire a sufficient number of securities in this offer, we could own a majority of the outstanding securities and direct some actions relating to the securities.

          It is possible that, as a result of the offer, we and our affiliates may beneficially own a majority of the outstanding securities. The holders of a majority of the securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture relating to the guarantee or to direct the exercise of any trust or power conferred upon such trustee under the guarantee. In addition, the holders of a majority of the securities have the right to direct the time, method, and place of conducting any proceeding for any remedy available to certain trustees under the Trust's Declaration of Trust or to direct the exercise of any trust or power conferred upon such trustees under the Declaration of Trust, including the right to direct such trustees to exercise the remedies available to them as a holder of the convertible debentures issued concurrently with the securities. In addition, termination of the Trust requires the consent of at least a majority of the securities. The maturity date of the securities cannot be changed, the principal amount and interest rate of the securities cannot be reduced and the time when interest is due on the securities cannot be extended, in each case without the consent of all of the holders of the securities.

     We may delay our acceptance of, and payment for, your securities.

          We reserve the right to extend the period of time during which our offer is open and thereby delay acceptance for payment of any tendered securities. Although you will retain your withdrawal rights during an extension of the offer, the offer may be extended indefinitely, and no payment will be made in respect of tendered securities until the expiration of the offer and acceptance of securities for payment."

Item 2.  Subject Company Information

     Item 2 of the Schedule TO is hereby amended and supplemented to include the following information:

     Section 6 of the Offer to Purchase on page 13 is amended to add the following after the table of sales prices for the TIMET Shares:

          "The high and low sales prices for the periods indicated for the Securities as reported by NASDAQ are set forth below.

                                                    High       Low
2001
----
First Quarter..........................................*..       *
Second Quarter......................................$32.50    $ 5.29
Third Quarter.......................................$26.39    $16.00
Fourth Quarter......................................$17.66    $ 5.00

2002
----
First Quarter**.....................................$15.00    $15.00
Second Quarter......................................$20.13    $19.03
Third  Quarter.........................................*         *
Fourth Quarter......................................$14.07    $ 5.00

2003
----
First Quarter.......................................$15.54    $ 2.25
Second Quarter (through May 13, 2003)...............$19.50    $10.00

     *    No reported trades during the indicated quarter.
     **   Only one reported trade during the indicated quarter."

     Section 6 of the Offer to Purchase on page 14 is amended to add the following as the last paragraph of Section 6:

          "All rights of a holder of Securities to receive distributions in respect of Securities tendered in the Offer will be transferred to Purchaser on the date on which Purchaser accepts such Securities for purchase. Accordingly, the current holder of such Securities will not receive any future distributions on such Securities on and after such date. In addition, Purchaser will not make any payments in the Offer for any distributions that are accrued and unpaid as of the date payment is made for the Securities. As of May 1, 2003, the total amount of deferred distributions per Security was $2.24."

     Section 7 of the Offer to Purchase on page 14 is amended to add the following as the last sentence to the first full paragraph of Section 7.

          "Purchaser remains responsible for the information contained in this Offer to Purchase."

     Section 7 of the Offer to Purchase on page 14 is amended to add the following as the second to last paragraph of Section 7:

          "The Convertible Debentures mature on December 1, 2026 and bear interest at the rate of 6.625% per annum, payable quarterly in arrears. The Convertible Debentures have provisions with respect to interest, redemption, conversion into TIMET Shares and certain other terms substantially similar or analogous to those of the Securities. Interest payment periods may be extended from time to time by TIMET for successive periods not exceeding 20 consecutive quarters for each such period (during which interest will continue to accrue and compound quarterly). Prior to the termination of any extension period, TIMET may further extend such extension period; provided that such extension period may not exceed 20 consecutive quarters and may not extend beyond the maturity date of the Convertible Debentures. Upon the termination of any extension period and the payment of all amounts then due, TIMET may commence a new extension period, subject to certain limitations. No interest will be due and payable during an extension period. The Convertible Debentures are subordinated to all senior indebtedness of TIMET and effectively subordinated to all existing and future indebtedness and liabilities, including trade payables, of TIMET's subsidiaries. The Trust holds $201.241 million principal amount of the Convertible Debentures, representing all of the issued and outstanding Convertible Debentures."

Item 3.  Identity and Background of the Filing Person.

     Item 3 of the Schedule TO is hereby amended and supplemented to include the following information:

     Schedule I to the Offer to Purchase is amended and restated to read in its entirety as follows:

                                   "SCHEDULE I

    INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

     The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each currently serving director and executive officer of Purchaser. The current business address of each person is c/o Valhi, Inc., Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240. Each such person is a citizen of the United States of America.

                     Positions and Offices   Material Positions Held During
     Name             Held with Purchaser         the Past Five Years

Thomas E. Barry      Director                Dr.  Barry  is vice  president  for
                                             executive   affairs   at   Southern
                                             Methodist University and has been a
                                             professor of marketing in the Edwin
                                             L.  Cox  School  of   Business   at
                                             Southern Methodist University since
                                             prior to 1998.  Dr. Barry is also a
                                             director of Keystone.

Norman S. Edelcup    Director                Since 2001,  Mr. Edelcup has served
                                             as senior vice president of Florida
                                             Savings Bancorp.  He also serves as
                                             a trustee  for the Baron  Funds,  a
                                             mutual  fund  group.   Mr.  Edelcup
                                             served as senior vice  president of
                                             Item Processing of America, Inc., a
                                             processing  service bureau ("IPA"),
                                             from  1999 to 2000 and as  chairman
                                             of the  board of IPA from  prior to
                                             1998 to 1999.

Edward J. Hardin     Director                Mr.  Hardin is also a  director  of
                                             CompX.   Mr.   Hardin  has  been  a
                                             partner of the law firm of Rogers &
                                             Hardin LLP since its  formation  in
                                             1976.  Mr.  Hardin also serves as a
                                             director   of  Westrup,   Inc.,   a
                                             manufacturer   of  seed  processing
                                             machinery.

Glenn R. Simmons     Vice Chairman of the    Mr.  Simmons has been vice chairman
                      Board                  of  the  board  of  Purchaser   and
                                             Contran  since  prior to 1998.  Mr.
                                             Simmons  is  a   director   of  NL;
                                             chairman  of the board of  Keystone
                                             and CompX; and a director of TIMET.
                                             Mr.  Simmons has been an  executive
                                             officer and/or  director of various
                                             companies  related to Purchaser and
                                             Contran since 1969.  Mr. Simmons is
                                             a brother of Harold C. Simmons.

Harold C. Simmons    Chairman of the Board   Mr.  Simmons  has been  chairman of
                                             the board of Purchaser  and Contran
                                             since  prior to 1998 and was  chief
                                             executive officer of Purchaser from
                                             prior to 1998 to 2002 and president
                                             of Purchaser and Contran from prior
                                             to 1997 to  1998.  Mr.  Simmons  is
                                             chairman  of the  board of NL.  Mr.
                                             Simmons   has  been  an   executive
                                             officer and/or  director of various
                                             companies  related to Purchaser and
                                             Contran since 1961.  Mr. Simmons is
                                             a brother of Glenn R. Simmons.

J. Walter Tucker, Jr. Director               Mr. Tucker has been the  president,
                                             treasurer  and a director of Tucker
                                             &   Branham,   Inc.,   a   mortgage
                                             banking,  insurance and real estate
                                             company,  and vice  chairman of the
                                             board and a  director  of  Keystone
                                             since prior to 1998. Mr. Tucker has
                                             been an  executive  officer  and/or
                                             director   of   various   companies
                                             related to  Purchaser  and  Contran
                                             since 1982.

Steven L. Watson     President and Chief     Mr.  Watson has been  president  of
                      Executive Officer      Purchaser   and   Contran,   and  a
                      and Director           director of Contran, since 1998 and
                                             chief    executive    officer    of
                                             Purchaser since 2002. Mr. Watson is
                                             also a director of CompX, Keystone,
                                             NL and TIMET. From prior to 1997 to
                                             1998,  Mr.  Watson  served  as vice
                                             president    and    secretary    of
                                             Purchaser  and Contran.  Mr. Watson
                                             has served as an executive  officer
                                             and/or    director    of    various
                                             companies  related to Purchaser and
                                             Contran since 1980.

William J. Lindquist Senior Vice President   Mr.  Lindquist has served as senior
                                             vice  president  of  Purchaser  and
                                             Contran, and a director of Contran,
                                             since 1998. From prior to 1998, Mr.
                                             Lindquist  served as vice president
                                             and tax director of  Purchaser  and
                                             Contran.  Mr.  Lindquist has served
                                             as  an  executive   officer  and/or
                                             director   of   various   companies
                                             related to  Purchaser  and  Contran
                                             since 1980.

Bobby D. O'Brien     Vice President, Chief   Mr.  O'Brien  has  served  as chief
                      Financial Officer      financial   officer  of   Purchaser
                      and Treasurer          since 2002 and vice  president  and
                                             treasurer of Purchaser  and Contran
                                             since  prior to 1998.  Mr.  O'Brien
                                             has   served   in   financial   and
                                             accounting  positions  with various
                                             companies  related to Purchaser and
                                             Contran since 1988.

Robert D. Graham     Vice President          Mr.   Graham  has  served  as  vice
                                             president of Purchaser  and Contran
                                             since  October  2002.  From January
                                             1997 to October  2002,  Mr.  Graham
                                             served as an executive officer, and
                                             most  recently  as  executive  vice
                                             president and general  counsel,  of
                                             Software  Spectrum,  Inc.  ("SSI").
                                             SSI        is       a        global
                                             business-to-business       software
                                             services  provider that is a wholly
                                             owned   subsidiary   of   Level   3
                                             Communications.  From  1991 to June
                                             2002,  SSI  was a  publicly  traded
                                             corporation. From 1985 to 1997, Mr.
                                             Graham  was a  partner  in the  law
                                             firm of Locke  Purnell Rain Harrell
                                             (A  Professional  Corporation),   a
                                             predecessor  to Locke  Liddell  and
                                             Sapp LLP.

J. Mark Hollingsworth Vice President and     Mr.  Hollingsworth  has  served  as
                       General Counsel       vice  president  of  Purchaser  and
                                             Contran  since  1998 and as general
                                             counsel of  Purchaser  and  Contran
                                             since    prior   to    1998.    Mr.
                                             Hollingsworth  has  served as legal
                                             counsel   of   various    companies
                                             related to  Purchaser  and  Contran
                                             since 1983.

Gregory M. Swalwell   Vice President and     Mr.  Swalwell  has  served  as vice
                       Controller            president of Purchaser  and Contran
                                             since   1998  and   controller   of
                                             Purchaser  and Contran  since prior
                                             to 1998. Mr. Swalwell has served in
                                             accounting  positions  with various
                                             companies  related to Purchaser and
                                             Contran since 1988.

Eugene K. Anderson    Vice President and     Mr.  Anderson  has  served  as vice
                       Assistant Treasurer   president and  assistant  treasurer
                                             of  Purchaser   and  Contran  since
                                             prior to  1998.  Mr.  Anderson  has
                                             served as an  executive  officer of
                                             various    companies   related   to
                                             Purchaser and Contran since 1980.

A. Andrew R. Louis    Secretary              Mr.  Louis has served as  secretary
                                             of  Purchaser   and  Contran  since
                                             1998. From prior to 1998, Mr. Louis
                                             served  as  corporate   counsel  of
                                             Purchaser  and  Contran.  Mr. Louis
                                             has  served  as  legal  counsel  of
                                             various    companies   related   to
                                             Purchaser and Contran since 1995.

Kelly D. Luttmer      Tax Director           Ms.   Luttmer  has  served  as  tax
                                             director of  Purchaser  and Contran
                                             since 1998. From prior to 1998, Ms.
                                             Luttmer  served  as  assistant  tax
                                             manager of  Purchaser  and Contran.
                                             Ms.   Luttmer  has  served  in  tax
                                             accounting  positions  with various
                                             companies  related to Purchaser and
                                             Contran since 1989."

Item 4.  Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended and supplemented to include the following information:

     The last sentence of the second paragraph of Section 1 of the Offer to Purchase on page 6 is amended and restated to read in its entirety as follows:

     "Subject to the terms of the Offer as of the scheduled Expiration Date, which will initially be 20 business days following the commencement of the Offer (the "Initial Expiration Date"), and the other conditions set forth in "Section 11. Conditions of the Offer," Purchaser will accept for payment and pay for all Securities validly tendered and not withdrawn pursuant to the Offer promptly after the Expiration Date."

     The third sentence of the first paragraph of Section 2 of the Offer to Purchase on page 7 is amended and restated to read in its entirety as follows:

     "Subject to applicable rules and regulations of the SEC, Purchaser reserves the right to delay acceptance of or payment for Securities subsequent to the Expiration Date in anticipation of receiving necessary governmental approvals."

     The second to last paragraph of Section 2 of the Offer to Purchase on page 8 is amended and restated to read in its entirety as follows:

     "If Purchaser does not purchase Securities in the Offer, certificates evidencing unpurchased Securities will be returned, without expense to the tendering holder, Security Certificates evidencing unpurchased Securities will be returned, without expense to the tendering holder (or, in the case of Securities tendered by book-entry transfer into the Depositary's account at DTC pursuant to the procedure described in "Section 3. Procedures for Accepting the Offer and Tendering Securities," such Securities will be credited to an account maintained at such Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer."

     The first bullet point of Section 11 of the Offer to Purchase on page 20 is amended and restated to read in its entirety as follows:

          o "any statute, rule, regulation, judgment, order, stay, decree or injunction shall have been threatened, proposed, sought, promulgated, enacted, entered, enforced, or deemed to be applicable by any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, which, in Purchaser's reasonable judgment, would or might directly or indirectly prohibit, prevent, restrict or delay the consummation of the Offer, including any such event that would make the Offer illegal;"

     The third bullet point of Section 11 of the Offer to Purchase on page 20 is amended and restated to read in its entirety as follows:

          o "there shall have occurred (a) any general suspension of, shortening of hours for or limitation on prices for trading in securities on The New York Stock Exchange or in the over-the-counter market (whether or not mandatory); (b) any significant adverse change in the United States' securities or financial markets such that there shall have occurred at least a 25 basis point increase in LIBOR or the prime rate, or at least a 5% decrease in the price of the 10-year Treasury Bond or the 30-year Treasury Bond, or at least a 5% decrease in the S&P 500 Index, the Dow Jones Industrial Average Index or the NASDAQ Composite Index, in each case measured between close on the last trading day preceding the date of the Offer and the close on the last trading day preceding the Expiration Date; (c) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States (whether or not mandatory); (d) the commencement of a war, armed hostilities or other national or international emergency or crisis; (e) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States; (f) any significant change in United States currency exchange rate such that there shall have occurred at least a 5% change in the spot foreign currency exchange rate between the U.S. Dollar and any of the euro, the British pound, the Japanese yen, the Canadian dollar or the Swiss franc, in each case measured between the close on the last trading day preceding the date of the Offer and the close on the last trading day preceding the Expiration Date, or a suspension of, or limitation on, the markets therefor (whether or not mandatory); (g) a decline in the closing price of a TIMET Share or a share of Purchaser's common stock of more than 5% measured from the close on the last trading day preceding the date of the Offer and the close on the last trading day preceding the Expiration Date; or (h) in the case of any of the foregoing existing at the time of the commencement of the Offer, a significant acceleration or worsening thereof;"

     The fifth bullet point of Section 11 of the Offer to Purchase on page 20 is amended and restated to read in its entirety as follows:

          o "there shall have occurred, exist or be likely to occur or exist any event or series of events or condition that, in Purchaser's sole judgment, (a) could prohibit, prevent, restrict or delay consummation of the Offer; (b) will, or is reasonably likely to, result in the consummation of the Offer not being, or not being reasonably likely to be, in Purchaser's best interest; or (c) materially and adversely affect Purchaser's and its subsidiaries' business, assets, condition (financial or otherwise), income, operations or prospects or stock ownership, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of Purchaser's business;"

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

     Item 5 of the Schedule TO is hereby amended and supplemented to include the following information:

     Section  8 of the  Offer  to  Purchase  on  page 18 is  amended  to add the
following   before  the  last   paragraph  of   subsection   entitled   "Certain
Relationships and Transactions":

          "Insurance Matters. Tall Pines Insurance Company ("Tall Pines"), Valmont Insurance Company ("Valmont") and EWI RE, Inc. ("EWI") provide for or broker certain of TIMET's insurance policies. Tall Pines is a wholly owned captive insurance company of Tremont. Valmont is a wholly owned captive insurance company of Purchaser. Parties related to Contran own all of the outstanding common stock of EWI. Through December 31, 2000, a son-in-law of Harold C. Simmons managed the operations of EWI. Subsequent to December 31, 2002, pursuant to an agreement that may be terminated upon 90 days written notice by either party, this son-in-law provides advisory services to EWI as requested by EWI, for which the son-in-law is paid $11,875 per month and receives certain other benefits under EWI's benefit plans. Since March 2003, such son-in-law serves as the chairman of the board of EWI. Consistent with insurance industry practices, Tall Pines, Valmont and EWI receive commissions from the insurance and reinsurance underwriters for the policies that they provide or broker. During 2002, TIMET paid approximately $3.4 million for policies provided or brokered by Tall Pines, Valmont and/or EWI. These amounts principally included payments for reinsurance and insurance premiums paid to unrelated third parties, but also included commissions paid to Tall Pines, Valmont and EWI.

          Proposed Transaction. On September 19, 2001, Purchaser announced a proposal whereby the shares of the common stock of NL held by Purchaser and Tremont would be transferred to TIMET in exchange for TIMET debt and equity securities. On September 27, 2001, Purchaser withdrew its proposal to TIMET, concluding that the business and financial prospects of NL and TIMET in the then current economic environment would be difficult, resulting in an impairment of the parties ability to properly and adequately value the securities of both companies.

          Utility Services. In connection with the operations of TIMET's Henderson, Nevada facility, TIMET purchases certain utility services from Basic Management, Inc. and its subsidiaries (referred to collectively herein as "BMI") pursuant to various agreements. A wholly owned subsidiary of Tremont owns approximately 32% of the outstanding equity securities of BMI (representing 26% of the voting securities of BMI). During 2002, fees for such utility services provided by BMI to TIMET were approximately $2.8 million."

  Item 6.  Purposes of the Transaction and Plans or Proposals.

     Item 6 of the Schedule TO is hereby amended and supplemented to include the following information:

     The first paragraph of Section 10 of the Offer to Purchase on page 19 is amended and restated in its entirety to read as follows:

          "Purpose of the Offer. The purpose of the Offer is to acquire Securities for investment purposes. Historically, the titanium metal industry, and therefore TIMET's results of operations, have been highly cyclical. The titanium industry historically has derived a substantial portion of its business from the aerospace industry. The cyclical nature of the aerospace industry has been the principal reason for the historical fluctuations in the performance of titanium companies. Over the past 20 years, the titanium industry had cyclical peaks in mill product shipments in 1989, 1997 and 2001 and cyclical lows in 1983, 1991 and 1999. Demand for titanium reached its highest peak in 1997 when industry mill product shipments reached an estimated 60,000 metric tons. Industry mill product shipments subsequently declined approximately 5% to an estimated 57,000 metric tons in 1998. After falling 16% from 1998 levels to 48,000 metric tons in 1999 and 2000, industry shipments climbed to 55,000 metric tons in 2001. However, primarily due to a decrease in demand for titanium from the commercial aerospace sector, total industry mill product shipments fell approximately 20% to an estimated 44,000 metric tons in 2002. TIMET expects total industry mill product shipments in 2003 will decrease slightly from 2002 levels. Given this highly cyclical nature of TIMET's business, Purchaser believes that the Securities may represent a long-term investment opportunity."

     Section 10 of the Offer to Purchase on page 19 is amended to add the following as the second paragraph of such Section:

          "Purchaser did not base its determination of the terms of the Offer on any third-party appraisal or valuation. Purchaser established the terms of the Offer without any arms-length negotiation. Purchaser does not know whether the Per Security Amount reflects the value that would be realized upon a sale of the Securities to another party. Security holders may be able to obtain a higher price for their Securities now or in the future from another party."

Item 8.  Interest in Securities of the Subject Company.

     Item 8 of the Schedule TO is hereby amended and supplemented to include the following information:

     The third sentence of the second paragraph on page 15 of the Offer to Purchase is amended and restated to read in its entirety as follows:

          "Assuming the conversion of only the Securities that Mr. Simmons may be deemed to beneficially own, Mr. Simmons may be deemed to beneficially own approximately 51.7% of the outstanding TIMET Shares."

     The table indicating beneficial ownership of TIMET Shares on page 15 of the Offer to Purchase is amended and restated to read in its entirety as follows:

                                           Amount and Nature of    Percent of Class
"Name of Beneficial Owner                 Beneficial Ownership (1)      (1)(2)

Thomas E. Barry.......................           -0-  (3)                 -0-
Norman S. Edelcup.....................           -0-  (3)                 -0-
Edward J. Hardin......................           -0-  (3)                 -0-
Glenn R. Simmons......................         1,800  (3)(4)               *
Harold C. Simmons.....................     1,648,660  (3)(5)             51.7%
J. Walter Tucker, Jr..................           -0-  (3)                 -0-
Steven L. Watson......................         2,550  (3)(4)               *
William J. Lindquist..................           -0-  (3)                 -0-
Bobby D. O'Brien......................           -0-  (3)                 -0-
Gregory M. Swalwell...................           -0-  (3)                 -0-
J. Mark Hollingsworth.................           -0-  (3)                 -0-
Eugene K. Anderson....................           -0-  (3)                 -0-
A. Andrew R. Louis....................           -0-  (3)                 -0-
Kelly D. Luttmer......................            10  (3)                  *"

     Footnote 5 on page 16 of the Offer to Purchase is amended and restated to read in its entirety as follows:

          "The TIMET Shares shown as beneficially owned by Harold C. Simmons include the 1,643,900 TIMET Shares in the aggregate beneficially owned by Tremont, the Master Trust, Contran and Purchaser. Mr. Simmons may be deemed the beneficial owner of these shares. See footnote 3 above. In addition, the TIMET Shares shown as beneficially owned by Mr. Simmons include 4,760 shares held by a trust, for which Mr. Simmons and his wife are co-trustees and the beneficiaries of which are his wife's grandchildren (the "Grandchildren's Trust"). Mr. Simmons shares the power to vote and direct the disposition of the TIMET Shares the Grandchildren's Trust directly holds. The TIMET Shares shown as beneficially owned by Harold C. Simmons excludes 133,900 TIMET Shares issuable to Mr. Simmon's spouse upon conversion of 1,000,000 Securities that she directly owns. The percentage ownership of TIMET Shares attributable to Mr. Simmons assumes the full conversion of only the Securities that Contran directly holds. Mr. Simmons disclaims beneficial ownership of any and all of such Securities that Tremont, the Master Trust, Contran, Purchaser, his spouse or the Grandchildren's Trust directly or indirectly holds."

Item 12. Material to Be Filed as Exhibits.

(a)(1)    Offer to Purchase dated May 5, 2003.*

(a)(2)    Form of Letter of Transmittal.*

(a)(3)    Form of Notice of Guaranteed Delivery.*

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)    Press Release issued by Purchaser on May 5, 2003.*

(b)       None.

(d)(1) Intercorporate Services Agreement between TIMET and NL Industries, Inc., effective as of January 1, 2002 (incorporated by reference to Exhibit 10.3 to NL Industries, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

(d)(2) Intercorporate Services Agreement between TIMET and Tremont Corporation, effective as of January 1, 2002 (incorporated by reference to Exhibit 10.2 to TIMET's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

(d)(3) Shareholders' Agreement, dated February 15, 1996, among TIMET, Tremont Corporation, IMI plc, IMI Kynoch Ltd., and IMI Americas, Inc.
          (incorporated by reference to Exhibit 2.2 to Tremont Corporation's Current Report on Form 8-K (File No. 1-10126) filed with the Securities and Exchange Commission on March 1, 1996).

(d)(4) Amendment to the Shareholders' Agreement, dated March 29, 1996, among TIMET, Tremont Corporation, IMI plc, IMI Kynoch Ltd. and IMI Americas, Inc. (incorporated by reference to Exhibit 10.30 to Tremont Corporation's Annual Report on Form 10-K (File No. 1-10126) for the year ended December 31, 1995).

(d)(5) Amended and Restated Declaration of Trust of TIMET Capital Trust I, dated as of November 20, 1996, among Titanium Metals Corporation, as Sponsor, JP Morgan Chase Bank (f/k/a The Chase Manhattan Bank), as Property Trustee, Chase Manhattan Bank (Delaware), as Delaware Trustee and Joseph S. Compofelice, Robert E. Musgraves and Mark A. Wallace, as Regular Trustees (incorporated by reference to Exhibit 4.2 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996.)

(d)(6) Form of 6 5/8% Convertible Preferred Securities (incorporated by reference to Exhibit 4.4 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996).

(d)(7) Convertible Preferred Securities Guarantee, dated as of November 20, 1996, between TIMET, as Guarantor, and JP Morgan Chase Bank (f/k/a The Chase Manhattan Bank), as Guarantee Trustee (incorporated by reference to Exhibit 4.7 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996).

(d)(8) Indenture for the 6 5/8% Convertible Subordinated Debentures, dated as of November 20, 1996 among TIMET and JP Morgan Chase Bank (f/k/a The Chase Manhattan Bank), as Trustee (incorporated by reference to
          Exhibit 4.3 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996).

(g)       None.

(h)       None.

* Incorporated by reference to the Schedule TO filed by Purchaser on May 5, 2003.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2003                          VALHI, INC.


                               By:      /s/ Steven L. Watson
                                        -----------------------------------
                                        Steven L. Watson
                                        President and Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit No.

(a)(1)    Offer to Purchase dated May 5, 2003.*

(a)(2)    Form of Letter of Transmittal.*

(a)(3)    Form of Notice of Guaranteed Delivery.*

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)    Press Release issued by Purchaser on May 5, 2003.*

(b)       None.

(d)(1) Intercorporate Services Agreement between TIMET and NL Industries, Inc., effective as of January 1, 2002 (incorporated by reference to Exhibit 10.3 to NL Industries, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

(d)(2) Intercorporate Services Agreement between TIMET and Tremont Corporation, effective as of January 1, 2002 (incorporated by reference to Exhibit 10.2 to TIMET's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

(d)(3) Shareholders' Agreement, dated February 15, 1996, among TIMET, Tremont Corporation, IMI plc, IMI Kynoch Ltd., and IMI Americas, Inc.
          (incorporated by reference to Exhibit 2.2 to Tremont Corporation's Current Report on Form 8-K (File No. 1-10126) filed with the Securities and Exchange Commission on March 1, 1996).

(d)(4) Amendment to the Shareholders' Agreement, dated March 29, 1996, among TIMET, Tremont Corporation, IMI plc, IMI Kynoch Ltd. and IMI Americas, Inc. (incorporated by reference to Exhibit 10.30 to Tremont Corporation's Annual Report on Form 10-K (File No. 1-10126) for the year ended December 31, 1995).

(d)(5) Amended and Restated Declaration of Trust of TIMET Capital Trust I, dated as of November 20, 1996, among Titanium Metals Corporation, as Sponsor, JP Morgan Chase Bank (f/k/a The Chase Manhattan Bank), as Property Trustee, Chase Manhattan Bank (Delaware), as Delaware Trustee and Joseph S. Compofelice, Robert E. Musgraves and Mark A. Wallace, as Regular Trustees (incorporated by reference to Exhibit 4.2 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996.)

(d)(6) Form of 6 5/8% Convertible Preferred Securities (incorporated by reference to Exhibit 4.4 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996).

(d)(7) Convertible Preferred Securities Guarantee, dated as of November 20, 1996, between TIMET, as Guarantor, and JP Morgan Chase Bank (f/k/a The Chase Manhattan Bank), as Guarantee Trustee (incorporated by reference to Exhibit 4.7 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996).

(d)(8) Indenture for the 6 5/8% Convertible Subordinated Debentures, dated as of November 20, 1996 among TIMET and JP Morgan Chase Bank (f/k/a The Chase Manhattan Bank), as Trustee (incorporated by reference to
          Exhibit 4.3 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996).

(g)       None.

(h)       None.


     * Incorporated by reference to the Schedule TO filed by Purchaser on May 5, 2003.